DSM Press Release

[redacted]mmunications,
JH Heerlen, The Netherlands
32421, Fax (31) 45 5740680
n
s@dsm.com

DSM

18E

Heerlen (NL), 17 April 2008

DSM announces plans for largest investment program ever for Dyneema®
Program will increase Dyneema® Life Protection capacity over next 2-3 years

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, today announces plans for a substantial capital expenditure program, expected to involve up to USD 450 million. This will increase production capacity in its Dyneema® business, enabling DSM to capitalize on expected continuous growth in demand in the United States for the world's strongest fiber™. DSM Dyneema's sales have grown by more than 15% per year in recent years and DSM expects the business group to accelerate its growth path.

Engineering studies have now commenced for the planned investment program, which is expected to involve several phases of implementation over the next 2-3 years. The expansion is expected to result in a significant increase in DSM's US production capacity for the Life Protection market and will also include new breakthrough technology for ballistic and other applications. This will be the largest investment program since the start of large-scale production of Dyneema®.

This planned capital expenditure program is another step in a series of significant investments DSM has made in its Dyneema® business in recent years. In October 2007 a 25% increase in production capacity in the US Life Protection business was announced. More recently, in March 2008 DSM welcomed the start-up of its latest Dyneema® fiber production line in Greenville (North Carolina). The first additional line of this new multi-stage investment program is expected to be operational in 2009. The majority of the investments are likely to be in the United States.

"*This milestone investment program shows DSM's commitment to performance materials that help provide safety and protection for people worldwide,*" said Feike Sijbesma, Chairman of the DSM Managing Board. "*This program shows we are focused on market-driven growth and innovation, one of the key pillars of DSM's strategy,* Vision 2010 – Building on Strengths."

"*With this investment program we underscore our commitment to supporting our customers in the US market through continuous growth and innovation,*" said Nico Gerardu, member of DSM's Managing Board and responsible for the Performance Materials cluster.

"*We are proud that our lightweight, tough Dyneema® is increasingly being used by customers in the highly demanding Life Protection market in applications for vehicle and personal protection. DSM continues to expand its global capacity of Dyneema®, the world's strongest fiber™, to maintain its world leadership position,*" said Christophe Dardel, Business Group Director of DSM Dyneema.

DSM Dyneema
DSM Dyneema is the inventor and manufacturer of Dyneema®, the world's strongest fiber™. Dyneema® is an ultra strong polyethylene fiber that offers maximum strength combined with minimum weight. It is up to 15 times stronger than quality steel and up to 40% stronger than aramid fibers, both on weight for weight basis. Dyneema® floats on water and is extremely durable and resistant to moisture, UV light and chemicals. The applications are therefore more

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or less unlimited. Dyneema® is an important component in ropes, cables and nets in the fishing, shipping and offshore industries. Dyneema® is also used in safety gloves for the metalworking industry and in fine yarns for applications in sporting goods and the medical sector. In addition, Dyneema® is also used in bullet resistant armor and clothing for police and military personnel. Dyneema® is produced in Heerlen (The Netherlands) and in Greenville, North Carolina (USA). DSM Dyneema is also a partner in a high modulus polyethylene (HMPE) manufacturing joint venture in Japan. Further information on DSM Dyneema is available at www.dyneema.com and www.implantmorestrength.com.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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